Exhibit 99.4

Have questions about this notice? Call the Toll Free Number below or scan the QR code to find out more Toll Free – 1-866 964-0492 www.computershare.com/ noticeandaccess Notice of Availability of Proxy Materials for TRANSALTA CORPORATION Annual General Meeting Meeting Date and Location: When: April 25, 2024 Where: Virtual-only meeting format via live audio Fold 11:00 am (Mountain Time) webcast at https://web.lumiagm.com/471294222 You are receiving this notice to advise that the proxy materials for the above noted shareholder meeting are available on the Internet. This communication presents only an overview of the more complete proxy materials that are available to you on the Internet. We remind you to access and review all of the important information contained in the Management Proxy Circular and other proxy materials before voting. The Management Proxy Circular and other relevant materials are available at: www.envisionreports.com/ZTMQ2024 OR www.sedarplus.ca How to Obtain Paper Copies of the Proxy Materials Shareholders may request to receive paper copies of the current meeting materials by mail at no cost. Requests for paper copies may be made using your Control Number as it appears on your enclosed Voting Instruction Form or proxy. To ensure you receive the materials in advance of the voting deadline and meeting date, all requests must be received no later than April 5, 2024. If you do request the current materials, please note that another Voting Instruction Form/proxy will not be sent; please retain your current one for voting purposes. Fold For Holders with a 15 digit Control Number: Request materials by calling Toll Free, within North America - 1-866-962-0498 or direct, from outside of North America - (514) 982-8716 and entering your control number as indicated on your Voting Instruction Form or proxy. To obtain paper copies of the materials after the meeting date, please contact 403-267-2543. For Holders with a 16 digit Control Number: Request materials by calling Toll Free, within North America - 1-877-907-7643 or direct, from outside of North America - (905) 507-5450 and entering your control number as indicated on your Voting Instruction Form. To obtain paper copies of the materials after the meeting date, please contact 905-507-5450. 01YS0C CPUQC01.E.INT/000001/i1234 24-5672-7 C1.1 P191

Shareholder Meeting Notice The resolutions to be voted on at the meeting are listed below along with the sections within the Management Proxy Circular where disclosure regarding the matter can be found. 1. Election of Directors - Electing twelve (12) directors of the Company at the Meeting (information respecting the election of directors may be found in the Management Proxy Circular under “Business of the Meeting — Election of Directors”). 2. Appointment of Auditors - The reappointment of Ernst & Young LLP, as the auditors of the Company (information respecting the reappointment of auditors may be found in the Management Proxy Circular under “Business of the Meeting — Reappointment of Auditors”). 3. Say-on-Pay - Accepting the Company’s approach to executive compensation (information respecting executive compensation may be found in the Management Proxy Circular under “Business of the Meeting — Advisory Vote on Executive Compensation”). Fold Voting PLEASE NOTE - YOU CANNOT VOTE BY RETURNING THIS NOTICE. To vote your shares you must vote using the methods reflected on your enclosed Voting Instruction Form or proxy. Your Voting Instruction Form or proxy must be received by 11:00 am (Mountain Time) on April 23, 2024. PLEASE VIEW THE MANAGEMENT PROXY CIRCULAR PRIOR TO VOTING Annual delivery of financial statements • Only Registered and Beneficial holders who opted to receive financial statements will be sent paper copies. Fold 01YS1B 24-5672-7 C1.1 P192